

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 21, 2021

Jason Park
Chief Financial Officer
DraftKings Inc.
222 Berkeley Street, 5th Floor
Boston, MA 02116

> **Re: DraftKings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Amended Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response Dated August 27, 2021**
> **File No. 001-38908**

Dear Mr. Park:

We have reviewed your August 27, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to comment in our August 19, 2021 letter.

Amended Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 70

1. In your response to comment 2, you explain the various controls and procedures that were in place and properly designed to record, summarize and report relevant information for disclosure regarding your warrants. Given your conclusion that these controls were effective as of December 31, 2020, please explain what deficiency/ies led to the determination to restate your financial statements and explain why that same deficiency/ies does not reflect a weakness of any of your controls and procedures as it relates to your disclosures.

You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services